July 30, 2007

Zip+4 Code: 20549

<u>Via Fax & U.S. Mail</u>

Mr. Gareb Shamus
Chief Executive Officer
International Fight League, Inc.
424 West 33rd Street
Suite 650
New York, NY 10001

RE: International Fight League, Inc. (the "Company")
Form 10-K for the year ended December 31, 2006
File No. 0-21134

Dear Mr. Shamus:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within fifteen (15) business days.

<u>Consolidated Statements of Cash Flows, page 36</u>

1.   We note that the proceeds from the issuance of Series A Preferred Stock of $1,350,000 during 2006 per your consolidated statement of cash flows for the period do not agree to the proceeds reflected in your consolidated statement of stockholders' equity of $2,525,000. Please reconcile and revise these disclosures in any future filings.

Revenue Recognition, page 39

2.   Since revenues from television rights were your most significant type of revenue during 2006, please tell us and revise your revenue recognition policy in future filings to explain your revenue recognition policy for television rights.

Loans from Directors, Officers and Affiliated Parties, page 43

3.   Please explain how the conversion price of $.40 per share for the $651,000 note payable to Mr. Kurtz that was converted into 1,627,500 shares of common stock was calculated or determined. As part of your response, please indicate whether this note provided for a beneficial conversion feature that should be accounted for pursuant to EITF 98-5 and EITF 00-27 and explain the basis for your conclusions.

Note 11. Television Rights Agreement, page 44

4.   We note the disclosure in Note 11 indicating that in connection with the agreements with FSN, under which FSN agrees to broadcast certain of the Company's martial arts matches, the Company recognized $1,375,000 of television rights revenue and corresponding charges to costs of revenues during 2006. We also note from the disclosure in Note 11 that the Company treats the arrangements as barter transactions in accordance with SFAS No.153. Please explain in detail how you calculated or determined the $1,375,000 of revenue and related expense recognized in the Company's financial statements since it appears no cash consideration was paid or received in connection with the arrangement. Additionally, please explain in detail why you believe recognition of these amounts in the Company's financial statements is appropriate and in accordance with the guidance provided in SFAS No.153, or other relevant technical accounting literature. We may have further comment upon receipt of your response.

5.   In addition, please similarly explain how the $750,000 of revenue and expense recognized under this agreement during the quarter ended March 31, 2007 was calculated or determined.

Securities Authorized for Issuance Under Equity Compensation Plans, page 61

6.   We note that the number of securities to be issued upon exercise or outstanding options as reflected in the table on page 61 of 2,505,043 does not agree to the number of outstanding options disclosed in Note 13 to your financial statements on page 46. Furthermore, neither of the amounts agrees to the number of outstanding options discussed on page 30 of MD&A. In future filings, please reconcile and revise these disclosures.

Other

7.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

        · the company is responsible for the adequacy and accuracy of the disclosure in the filings;
        · staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
        · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, the undersigned, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3818 with any other questions.

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief

     Via facsimile: Salvatore A. Bucci, CFO
                     (212) 983-2379